Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED JUNE 7, 2013

TO PROSPECTUS DATED APRIL 17, 2013

This Sticker Supplement is part of, and should be read in conjunction with, our Sticker Supplement dated March 28, 2013, our prospectus dated April 17, 2013 and the Sticker Supplement dated May 16, 2013. Capitalized and other terms used herein without definition have the meanings ascribed to them in the prospectus.

The information contained herein is presented as of June 7, 2013.

PROSPECTUS SUMMARY

Recent Developments

The following supersedes and replaces in its entirety the section entitled “PROSPECTUS SUMMARY — Recent Developments,” which section begins on page 1 of the prospectus.

Primrose II Communities Loan

In connection with the financing of our acquisition of five senior housing properties in Illinois, Iowa, Ohio and South Dakota (the “Primrose II Communities”), we entered into a one-year term loan in the aggregate principal amount of approximately $49.7 million with KeyBank National Association (the “Primrose II Senior Loan”). Since closing the Primrose II Senior Loan, we paid down the principal balance by $45.0 million, resulting in a new principal balance of $4.7 million, and subsequently through a loan modification entered into on March 27, 2013, re-borrowed $25.3 million leaving an outstanding principal balance of $30.0 million under the loan. In addition to the re-advance of proceeds, the modified Primrose II Senior Loan includes a change in the loan maturity date from December 18, 2013 to June 30, 2013.

On May 8, 2013, we obtained permanent financing for two of the five Primrose II Communities. Specifically, each of our subsidiaries which own the Primrose II Communities located in Decatur, Illinois and Zanesville, Ohio each entered into a multifamily loan and security agreement with Keycorp Real Estate Capital Markets, Inc. (“KeyCorp”) in the aggregate original principal amount of approximately $23.5 million (collectively, the “FNMA Loans”). For additional information on the terms of the FNMA Loans, see, “Business — Borrowings — Primrose II Communities”.

Knoxville Medical Office Properties Probable Acquisition

On April 3, 2013, we, through our operating partnership entered into an Agreement of Sale and Purchase to acquire four medical office properties (the “Knoxville Medical Office Properties”) from each of Jefferson Equity Partners, LLC (“JEP”), Oak Hill Partners, LLC (“OHP”), Knoxville Equity Partners, LLC (“KEP”) and Emory Development Partners, LLC (“EDP”), each a Tennessee limited liability company (each a “Knoxville Medical Office Seller” and, collectively, the “Knoxville Medical Office Sellers”).

The Knoxville Medical Office Properties consist of: (i) JEP’s interests in 11 of 15 condominium units in a medical office building known as Jefferson Medical Commons and located in Jefferson City, Tennessee, together with JEP’s interests as landlord in the leases of such units; (ii) OHP’s interest in a medical office facility known as the Physicians Regional Medical Center Central Wing Annex and located in Knoxville, Tennessee, together with OHP’s interest in an air rights lease for the lease of the air parcel in which such facility is located and OHP’s interests as landlord in related leases of such facility; (iii) KEP’s interest in a medical office building known as North Knoxville Medical Commons, located in Powell, Tennessee, together with KEP’s leasehold interest in a related ground lease for the parcel on which such building is located and KEP’s interests as landlord in related leases of such building; and (iv) EDP’s interest in a medical office building known as North Knoxville Medical Commons Plaza B, located in Powell, Tennessee, together with EDP’s leasehold interest in a related ground lease for the parcel upon which such building is located and EDP’s interests as landlord in related leases of such building.

On May 15, 2013, as a result of the $2.0 million earnest money deposit becoming nonrefundable, the expiration of the due diligence period, and approval of the acquisition by the Company’s board of directors, the Company deemed the acquisition of the Knoxville Medical Office Properties probable.

The aggregate purchase price for the Knoxville Medical Office Properties is approximately $55.4 million (the “Knoxville Medical Office Properties Purchase Price”).

The closing of the acquisition of the Knoxville Medical Office Properties remains subject to certain contingencies, including a condition that requires that we close on all or none of the Knoxville Medical Office Properties (not including a specific unit). There can be no assurance that any or all of these conditions will be satisfied or that we will close on the purchase of the Knoxville Medical Office Properties on the terms set forth above or otherwise. Assuming that all outstanding contingencies are satisfied, we anticipate that the closing of the acquisition of the Knoxville Medical Office Properties will take place in the month of July 2013.

The purchase price of the Knoxville Medical Office Properties Purchase Price is expected to be funded in part by the proceeds of a loan from Regions Bank of approximately $35.4 million.

Perennial Communities Acquisition

On May 31, 2013, we, through our operating partnership acquired six skilled nursing facilities located in Arkansas (collectively, the “Perennial Communities”) collectively valued at approximately $56.4 million. The Perennial Communities feature an aggregate of 780 usable beds. See, “Business — Properties — Perennial Communities”. In connection with the acquisition of the Perennial Communities, we, through our subsidiaries entered into a three-year term loan with KeyBank National Association and Synovus Bank in the aggregate amount of $30.0 million. See “Business — Borrowings — Perennial Communities”.

Potential Investment Opportunities

In addition to the recent acquisitions described above, as of the date of this Sticker Supplement, our advisor has identified a pipeline of potential opportunities for possible acquisition in the second and third quarters of 2013. In particular, we are currently pursuing one senior housing community valued at approximately $7.3 million, and 13 medical office buildings having an aggregate approximate value of $165 million. Additionally, we are planning to lend up to a maximum of $7 million to a hospital for the construction of a medical office building. Our advisor is in the process of performing its evaluations and generally has not completed its due diligence review of the acquisitions or the loan transaction. Consummation of these potential investments is contingent upon the receipt of adequate proceeds from this offering, and/or on obtaining third party financing, which may not be available on reasonable terms or at all. There is no guarantee that we will continue to pursue these potential investment opportunities or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in this Sticker Supplement. We will further supplement the prospectus to provide descriptions of any additional material properties and other material real estate investments that we acquire or which become probable of acquisition during the course of this offering.

Properties Summary

The following is added to the end of the section entitled PROSPECTUS SUMMARY — Properties Summary” at page 6 of the prospectus. This section is further modified by the information provided in “PROSPECTUS SUMMARY — Recent Developments — Perennial Communities Acquisition” above, and the information provided in ‘BUSINESS — Properties — Perennial Communities” below, at page 3 of this Sticker Supplement.

Windsor Manor II Communities

On April 1, 2013, we, through subsidiaries of our joint venture with HRGreen, Inc. (“Green”), of which we own a 75% interest and Green owns the remaining 25% (the “Windsor Manor Joint Venture”), acquired two senior housing properties located in Iowa from Green and collectively valued at approximately $9.1 million (the “Windsor Manor II Communities”). The Windsor Manor II Communities feature 82 living units comprised of 62 assisted living units and 20 memory care units. See “BUSINESS — Properties — Windsor Manor II Communities” and “BUSINESS — Borrowings — Windsor Manor II Communities” for further information.

Borrowings Summary

The following supersedes and replaces in its entirety the section entitled “PROSPECTUS SUMMARY— Borrowings Summary — Primrose II Communities” on page 7 of the prospectus.

Primrose II Communities

In connection with the financing of our acquisition of the Primrose II Communities, we entered into a one-year term loan in the aggregate principal amount of approximately $49.7 million with KeyBank National Association, a portion of which has since been paid down resulting in an outstanding principal balance of $30.0 million under such loan. On May 8, 2013, we obtained permanent financing for two of the Primrose II Communities, Primrose of Decatur and Primrose of Zanesville, through a multifamily loan and security agreement with Keycorp Real Estate Capital Markets, Inc. in the aggregate original principal amount of approximately $23.5 million. For additional information, see “BUSINESS — Borrowings — Primrose II Communities”.

The following is added to the end of the section entitled “Prospectus Summary — Borrowings Summary” at page 7 of the prospectus.

Windsor Manor II Communities

In connection with the acquisition of the Windsor Manor II Communities, on April 1, 2013, we, through subsidiaries of the Windsor Manor Joint Venture, assumed loans encumbering the Windsor Manor II Communities with a current outstanding principal balance of approximately $6.0 million from Wells Fargo Bank and insured by the U.S. Department of Housing and Urban Development. See “BUSINESS — Borrowings — Windsor Manor II Communities” for more information.

Perennial Communities

In connection with the acquisition of the six Perennial Communities, on May 31, 2013, we, through our subsidiaries entered into a three-year term loan with KeyBank National Association and Synovus Bank in the aggregate amount of $30.0 million. See “BUSINESS — Borrowings — Perennial Communities” for further information.

BUSINESS

Properties

The following is added to the end of the section entitled BUSINESS — Properties” which begins on page 93 of the prospectus.

Perennial Communities

On May 31, 2013 (the “Closing Date”), we, through our operating partnership, closed on a 100% fee simple interest in land and related improvements comprising six skilled nursing communities located in Arkansas (collectively, the “Perennial Communities”) from affiliates of Perennial Healthcare Management, LLC (collectively, the “Perennial Sellers”) pursuant to the terms and conditions of that certain Asset Purchase Agreement dated April 23, 2013 (the “Perennial Acquisition”). The Perennial Communities have an aggregate 868 licensed beds and 780 usable beds. The aggregate purchase price for the Perennial Communities was approximately $56.4 million, excluding closing costs (the “Perennial Purchase Price”).

Effective as of the Closing Date of the Perennial Acquisition, each of the Perennial Communities is managed by Senior Living Centers, an affiliate of Capital Health Group, LLC. Also effective as of the Closing Date, each of the Perennial Communities is operated by a subsidiary of Arkansas SNF Operations Acquisition III, LLC, a Delaware limited liability company and an affiliate of the Capital Health Group, as the parent operator (collectively, the “New Perennial Operators”), under triple-net lease agreements having an initial term of ten years, with two five-year renewal options that are exercisable at the discretion of the New Perennial Operators. A security deposit is in place and available for use in the event of a default in the payment of rent or any other monetary obligation. In the initial year, the aggregate minimum annual rent for the Perennial Communities is approximately

$5.54 million, and the average effective annual rental per usable bed is approximately $7,100. Pursuant to the terms of the Perennial Communities leases, none of the New Perennial Operators, nor certain of their principals may compete within fifteen (15) miles of any of the Perennial Communities during the term of the applicable lease and for a period of five years after expiration of the applicable lease, unless CNL is first offered the right to acquire the competing facility.

The New Perennial Operators have an option to purchase the Perennial Communities that are located in Batesville, Mine Creek and Searcy, Arkansas, which is exercisable during the period from the end of the third year through the end of the fifth year following the Closing Date. The acquisition price for any of such facilities would be an amount that yields a 4% compounded annual return to us with respect to the adjusted lease basis at the time the option is exercised.

Until August 1, 2013, when the New Perennial Operators obtain required licensure, the existing operators of the Perennial Communities will continue to operate and manage their respective facilities under subleases entered into pursuant to an Operations Transfer Agreement with the New Perennial Operators.

We are not affiliated with the Perennial Sellers Senior Living Centers or the New Perennial Operators; however, this is our second project with affiliates of the Capital Health Group, the first of which is the portfolio of five senior housing communities located in Michigan and Maryland, known as the Capital Health Communities. See, “– Properties – Capital Health Communities” at page 88 of the prospectus.

Senior Living Centers management has over 20 years of experience in healthcare real estate and senior living executive management, spanning all aspects of acquisitions, development, asset management and operations, and Senior Living Centers currently manages 17 skilled nursing facilities in Arkansas representing over 1,600 licensed beds.

The following table lists each of the Perennial Communities, its location, number of usable beds, occupancy rates for as of March 31, 2013, asset age, year renovated, square footage, purchase price and RevPOU:

Perennial Communities	Location	Number of Usable Beds	Occupancy %	Asset Age	Year Renovated	Square Footage	Purchase Price	Average Monthly RevPOU (1)
Bates Healthcare Center	Batesville, AR	116	80%	38 years	2011	46,100	$6,205,650	$6,254

Broadway Healthcare Center	West Memphis, AR	119	92%	19 years	2012	46,600	$11,847,150	$6,521

Jonesboro Healthcare Center	Jonesboro, AR	136	91%	1 year	-	45,000	$15,232,050	$6,647

Magnolia Healthcare Center	Magnolia, AR	140	85%	4 years	-	43,000	$11,847,150	$6,376

Mine Creek Healthcare Center	Nashville, AR	78	76%	35 years	-	11,600	$3,384,900	$5,748

Searcy Healthcare Center	Searcy, AR	191	76%	40 years	2009 & 2011	59,000	$7,898,100	$5,904

Total:	-	780	83% (avg.)	22.7 years (avg.)	-	158,600	$56,415,000

(1)	Average monthly revenue per occupied unit (“RevPOU”) for March 31, 2013.

We have no plans for material renovations or improvements on any of the facilities and believe each is suitable for its intended purpose. We also believe each facility is covered by adequate insurance.

There are comparable facilities in the primary market areas for the Perennial Communities, with which we will compete although there are regulatory requirements with which skilled nursing facilities must comply.

The following table sets forth the estimated depreciable basis for federal tax purposes in each of the Perennial Communities:

ESTIMATED DEPRECIABLE BASIS OF PERENNIAL COMMUNITIES
Perennial Communities	Estimated Basis
(In millions)
Bates Healthcare Center	$6.3
Broadway Healthcare Center	$12.0
Jonesboro Healthcare Center	$15.3
Magnolia Healthcare Center	$12.0
Mine Creek Healthcare Center	$3.4
Searcy Healthcare Center	$8.0

The aggregate real estate taxes for the Perennial Communities were $0.18 million for the year ended December 31, 2012. The Company calculates the depreciation expense for federal income tax purposes using the straight-line method and anticipates depreciating the buildings and land improvements based on estimated useful lives of 40 years and 20 years, respectively.

We paid our advisor an aggregate Investment Services Fee of $1.04 million in connection with the acquisition of the Perennial Communities, which is equal to 1.85% of the aggregate Perennial Purchase Price.

Borrowings

The following supersedes and entirely replaces the section entitled BUSINESS — Borrowings — Primrose II Communities” at page 97 of the prospectus.

Primrose II Communities

We funded $23.4 million of the purchase price of the Primrose II Communities from the proceeds of this offering. The balance of the purchase price of $73.1 million was funded with the proceeds of a loan entered into on December 18, 2012 among our operating partnership, the five wholly owned subsidiaries of our operating partnership formed to acquire the Primrose II Communities (together with our operating partnership, the “Primrose II Borrowers”) and KeyBank in the aggregate principal amount of approximately $49.7 million (the “Primrose II Senior Loan”).

During the first quarter of 2013, the Primrose II Borrowers paid down the principal balance by $45.0 million, resulting in a new principal balance of $4.7 million. Pursuant to a loan modification entered into on March 27, 2013, the Primrose II Borrowers re-borrowed approximately $25.3 million. In addition to the re-advance of proceeds, the Primrose II Senior Loan modification included a change in the loan maturity date from December 18, 2013 to June 30, 2013. The Primrose II Senior Loan modification also established a release price for two of the Primrose II Communities located in Decatur, Illinois and Zanesville, Ohio, of the greater of net refinancing proceeds or approximately $20.0 million. The other terms of the Primrose II Senior Loan remained materially the same.

The Primrose II Senior Loan is collateralized by (i) first priority mortgages on all real property of and improvements on the Primrose II Communities, (ii) the assignment of all related leases and rents, (iii) the assignment of the Primrose II Communities management agreements, and (iv) the operating account required to be maintained at KeyBank for each Primrose II Subsidiary and into which all cash flow from each Primrose II Community is deposited.

The Primrose II Senior Loan bears interest at a rate equal to LIBOR plus 3.75%. At the time of the disbursement of the Primrose II Senior Loan and periodically during the term, the Primrose II Borrowers have the option to elect whether to have the Primrose II Senior Loan bear interest at the Adjusted Base Rate or the Adjusted LIBOR Rate (unless the default rate is applicable, such interest rate elected and in effect being referred to as, the “Applicable Rate”). The “Adjusted Base Rate” is a fluctuating interest rate per annum equal to 3.75% plus the greater of (i) KeyBank’s prime rate, (ii) the Federal Funds effective rate in effect from time to time plus one-half of 1% per annum, or (iii) the Daily LIBOR Rate. The “Adjusted LIBOR Rate” for any LIBOR Rate interest period is equal to a LIBOR based rate plus 3.75%. The Applicable Rate will revert to the Adjusted Base Rate as of the last day of the applicable LIBOR Rate interest period, unless the Primrose II Borrowers again elect the Adjusted LIBOR as the Applicable Rate in the manner set forth in the loan agreement. Provided there exists no event of default under the loan agreement, at any time the Applicable Rate is the Adjusted Base Rate, the Primrose II Borrowers shall have the right in accordance with the terms of the Primrose II Senior Loan Agreement, to elect the Adjusted LIBOR Rate as the Applicable Rate.

There are no required principal payments prior to the final maturity date, but prepayments of principal are permitted without penalty, except for certain LIBOR breakage costs.

The Company provided a full payment guaranty of principal and interest and other applicable funds due and owing under the Primrose II Senior Loan in favor of KeyBank.

The Primrose II Senior Loan contains affirmative, negative and financial covenants customary for of the type, including limitations on incurrence of additional indebtedness, restrictions on payments of cash distributions in the event of default, minimum Primrose II Community occupancy levels, debt service coverage and minimum liquidity and consolidated tangible net worth requirements of the Company as guarantor.

The Primrose II Borrowers have paid $285,935 in origination fees in connection with the Primrose II Senior Loan or 0.575% of the original principal amount of the Primrose II Senior Loan.

On May 8, 2013, we obtained permanent financing for the owners of the Primrose II Communities located in Decatur, Illinois and Zanesville, Ohio, pursuant to multifamily loan and security agreements with Keycorp Real Estate Capital Markets, Inc. (“KeyCorp”) in the aggregate original principal amount of approximately $23.5 million (collectively, the “FNMA Loans”). Interest on the outstanding principal balance of the FNMA Loans accrues at a fixed rate of 3.81% per annum. Beginning on July 1, 2013, the FNMA Loans are payable in equal monthly installments of principal and interest based on a 30-year amortization schedule, with all outstanding principal, plus all accrued and unpaid interest, due and payable on June 1, 2020 (the “Maturity Date”). Net proceeds of the FNMA Loans of approximately $23.1 million were applied to prepay a portion of the Primrose II Senior Loan, which currently has a principal balance of approximately $7.0 million. The Company intends to repay or refinance the Primrose II Senior Loan on or before its stated maturity of June 30, 2013.

If prepaid prior to November 30, 2019, the FNMA Loans are subject to a prepayment fee in an amount equal to the greater of 1% of the principal being repaid or an amount calculated on the principal being repaid multiplied by the difference between the interest rate and a calculated yield rate tied to the rates on applicable U.S. Treasuries. If prepaid after November 30, 2019 but before February 28, 2020, then the prepayment amount will be 1% of the outstanding principal balance of the FNMA Loans being prepaid. No prepayment fee is required if the FNMA Loans are prepaid between March 1, 2020 and the Maturity Date.

The FNMA Loans are collateralized by first priority mortgages on all real property and improvements of the Decatur and Zanesville Communities, assignments of related leases and rents, and liens on the operating accounts that the borrowers are required to maintain with KeyCorp, which assets were released from the security interest covering the Primrose II Senior Loan. Each of the FNMA Loans is cross-collateralized and cross-defaulted against the other FNMA Loan. The Company has guaranteed the FNMA Loans pursuant to standard non-recourse carve-out guarantees. The loan documents for the FNMA Loans contain affirmative and negative covenants customary for this type of financing, as well as customary events of default and cure provisions relating to the borrowers.

In connection with the FNMA Loans described above, our advisor is entitled to a financing coordination fee of up to approximately $0.2 million, which represents 1% of the amount refinanced.

The following is added to the end of the section entitled “BUSINESS – Borrowings” on page 100 of the prospectus.

Perennial Communities

On May 31, 2013, in connection with our acquisition of the Perennial Communities, subsidiaries of our operating partnership which own the Perennial Communities (the “Perennial Borrowers”) entered into a Secured Loan Agreement (the “Perennial Loan Agreement”) with KeyBank and Synovus (the “Perennial Lenders”) providing for a three-year term loan in the aggregate principal amount of $30.0 million (the “Perennial Loan”). The Perennial Loan matures on May 31, 2016 and may be prepaid by the Perennial Borrowers in whole or in part without penalty except for any breakage costs.

Interest on the outstanding principal balance of the Perennial Loan accrues interest at a rate equal to the sum of (i) the rate obtained by dividing the (1) the LIBOR Rate for such LIBOR Rate Interest Period by (2) 100% minus the percentage specified three business days before the first day of the LIBOR rate interest period by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirements of the Perennial Lenders with respect to any liabilities consisting of or including Eurocurrency, and (ii) 4.25%. In addition to each monthly interest payment, the Perennial Borrowers are required to make monthly principal payments commencing May 10, 2015 through the maturity date in an amount sufficient to amortize the loan on a 25-year schedule at a per annum rate of 6%.

The Perennial Loan is collateralized by first mortgages on all real property, improvements and personal property of the Perennial Communities, and assignments to the Perennial Lenders of all rents and leases collected or received with respect to the Perennial Communities by the Perennial Borrowers. The Perennial Borrowers are also required to establish deposit accounts at KeyBank for each Perennial Community to which all cash flow, including lease income, is deposited and available for payment of principal or interest on the Perennial Loan or payment of real estate taxes on the Perennial Communities.

The Company has guaranteed the Perennial Loan pursuant to a standard non-recourse carve-out guaranty.

The Perennial Loan is subject to customary affirmative, negative and financial covenants for a loan of this type, including covenants related to minimum occupancy at the Perennial Communities, minimum debt service coverage and minimum rent coverage covenants.

The Perennial Borrowers paid the Perennial Lenders an origination fee of $375,000 in connection with the Perennial Loan or 1.25% of the aggregate Perennial Loan amount.

Caution Concerning Forward-Looking Statements

Certain statements above constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance in connection with discussions of future operating or financial performance, business strategy and portfolios, projected growth prospects, cash flows, costs and financing needs, legal proceedings, amount and timing of anticipated future distributions, estimated per share value of the Company’s common stock, and other matters. The Company’s forward-looking statements are not guarantees of future performance. While the Company’s management believes its forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. The Company’s forward-looking statements are based on management’s current expectations. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors, many of which are beyond the Company’s ability to control or accurately predict. Given these uncertainties, the Company cautions you not to place undue reliance on such statements.

Important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements include, but are not limited to, government regulation, economic, strategic, political and social conditions, and the following: risks associated with the Company’s investment strategy; a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with real estate markets, including declining real estate values; the availability of proceeds from the Company’s offering of its shares; risks of doing business internationally, including currency risks; the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with debt covenants; the Company’s ability to identify and close on suitable investments; failure to successfully manage growth or integrate acquired properties and operations; the Company’s ability to make necessary improvements to properties on a timely or cost-efficient basis; risks related to property expansions and renovations; risks related to development projects or acquired property value-add conversions, if applicable, including construction delays, cost overruns, the Company’s inability to obtain necessary permits, and/or public opposition to these activities; competition for properties and/or tenants; defaults on or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of changes in accounting rules; the impact of regulations requiring periodic valuation of the Company on a per share basis; inaccuracies of the Company’s accounting estimates; unknown liabilities of acquired properties or liabilities caused by property managers or operators; material adverse actions or omissions by any joint venture partners; increases in operating costs and other expenses; uninsured losses or losses in excess of the Company’s insurance coverage; the impact of outstanding and/or potential litigation; risks associated with the Company’s tax structuring; failure to qualify for and maintain the Company’s REIT qualification; and the Company’s ability to protect its intellectual property and the value of its brand.

For further information regarding risks and uncertainties associated with the Company’s business, and important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Risk Factors” sections of the Company’s documents filed from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, this and the Company’s quarterly reports on Form 10-Q, the Company’s annual report on Form 10-K, and its registration statements on Form S-11 and the sticker supplements and amendments thereto, copies of which may be obtained from the Company’s website at http://www.cnlhealthcareproperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made; the Company undertakes no obligation to, and expressly disclaims any obligation to, update or revise its forward-looking statements to reflect new information, changed assumptions, the occurrence of subsequent events, or changes to future operating results over time unless otherwise required by law.